A special meeting of the Fund’s shareholders was held on June 30, 2014. The matter voted on by the shareholders and the results of the vote at the shareholders meeting were as follows:

Proposal 1:
To approve the use of a manager of managers structure for the Trust

 Shares Voted % of Shares Voted % of Fund's Outstanding Shares Voted
For  2,098,385  67.4% 38.2%
Against  101,745  3.7% 1.9%
Abstain  575,525  20.7% 10.5%

Proposal Passed

Proposal 2:
The election of Trustees

2a. Oliver St. Clair Franklin

 Shares Voted % of Shares Voted
For  2,429,003  78.0%
Withheld  685,413  22.0%

Proposal Passed

2b. Russell R. Wagner

 Shares Voted % of Shares Voted
For  2,421,892  77.8%
Withheld  692,524  22.2%

Proposal Passed

2c. David J. Jacovini

 Shares Voted % of Shares Voted
For  2,373,778  76.2%
Withheld  740,638  23.8%

Proposal Passed